DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Laura K. Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

Via EDGAR and Courier

October 16, 2015

Jennifer Gowetski, Special Counsel

Sara von Althann, Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	KBS Growth & Income REIT, Inc. Draft Registration Statement on Form S-11 Submitted February 4, 2015 (“Confidential Submission”) CIK No. 0001631256

Dear Ms. Gowetski and Ms. von Althann:

On behalf of our client, KBS Growth & Income REIT, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

The Registration Statement includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated March 4, 2015 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter. In addition, as shown in the marked copy of the Registration Statement, this filing includes, among other changes, changes to the Company’s share structure.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of the Registration Statement along with four additional copies marked to show changes from the Company’s Confidential Submission, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

Response: To date, we have not prepared any written communications to be used in reliance on Section 5(d) of the Securities Act nor have any research reports about us been published or distributed in reliance on Section 2(a)(3) of the Securities Act. We acknowledge, however, our obligations to provide these materials to the Staff and will supplementally provide them should any such materials be prepared.

2.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response: To date, we have not prepared any final supplemental sales materials for use with our public offering. We acknowledge, however, our obligations under Item 19.D. of Industry Guide 5, including our obligation to file supplemental sales literature prior to first use and to ensure that the sales literature sets forth a balanced presentation of the risks and rewards to investors and is “consistent with the representations in the prospectus.”

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Prior to first use, we will provide the Staff with supplemental copies of any additional graphics, maps, photographs, and related captions or other artwork that we intend to use in the prospectus. The Company’s prospectus front and back cover pages and page A-1 of the Company’s Form of Subscription Agreement include the Company’s logo. This is the only graphic the Company has prepared to date. We will provide any additional graphics as they become available.

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no–action letters cited above and the terms of the Company’s program, we believe that the Company’s program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

Response: The Company understands that it is responsible for analyzing the applicability of Regulation M to its share repurchase program. We have considered the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), where the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share repurchase program while engaged in a distribution if certain conditions are met. We have considered the elements of the Company’s proposed share repurchase program and believe they are consistent with the class relief granted by the Division of Market Regulation.

6.	We note that you intend to allocate up to 35% of your portfolio to real estate-related investments, including mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; equity securities such as common stocks, preferred stocks and convertible preferred securities of other REITs and real estate companies. We further note your analysis on page 22, on pages 37-38 in the risk factors section, and again on pages 110-111 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: As of the date of this filing, we have acquired one real estate property. We will treat this investment as a qualifying asset pursuant to the language of the statute. Because we have not yet identified any additional investments to acquire, we are unable at this time to provide you with a specific analysis of the availability of exemptions from registration under the Investment Company Act of 1940 that depend upon the nature of our future investments and assets. A detailed analysis of our intended investment activities and the exemptions that we expect to be available to us under Investment Company Act of 1940 is set forth below.

Investment Limitations under the Investment Company Act of 1940

General

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

•	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “primarily engaged test”); or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and our Operating Partnership will satisfy both tests above. With respect to the 40% test, most of the entities through which we and our Operating Partnership will own our assets will be majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

With respect to the primarily engaged test, we and our Operating Partnership will be holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries. Although the SEC staff has issued little guidance with respect to the primarily engaged test, we are not aware of any court decisions or SEC staff interpretations finding a holding company that satisfies the 40% test to nevertheless be an investment company under the primarily engaged test.

We believe that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are “primarily engaged,” through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

Regardless of whether we and our Operating Partnership must rely on Section 3(c)(6) to avoid registration as an investment company, we expect to limit the investments that we make, directly or indirectly, in assets that are not qualifying assets and in assets that are not real estate-related assets. We discuss below how we will treat our potential investments and our interests in the subsidiaries of our Operating Partnership that own them under the Investment Company Act.

Real Property

Pursuant to the language of the statute, we will treat an investment in real property as a qualifying asset.

Mortgage Loans

We will treat a first mortgage loan as a qualifying asset provided that the loan is fully secured, i.e., the value of the real estate securing the loan is greater than the value of the note evidencing the loan. If the loan is not fully secured, the entire value of the loan will be classified as a real estate-related asset if 55% of the fair market value of the loan is secured by real estate. We will treat mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, as qualifying assets if the real property fully secures the second mortgage. All of the foregoing is consistent with positions set forth in SEC no-action letters.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

Participations

A participation interest in a loan will be treated as a qualifying asset only if the interest is a participation in a mortgage loan, such as an A-Note or a B-Note, that meets the criteria recently set forth in an SEC no-action letter, that is:

•	the note is a participation interest in a mortgage loan that is fully secured by real property;

•	our subsidiary as note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and our subsidiary’s returns on the note are based on such payments;

•	our subsidiary invests in the note only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

•	our subsidiary as note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and

•	in the event that the mortgage loan becomes non-performing, our subsidiary as note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) with respect to a junior note, purchase the senior note at par plus accrued interest, thereby acquiring the entire mortgage loan.

If these conditions are not met, we may treat the note as a real estate-related asset or as a miscellaneous asset depending upon applicable SEC guidance, if any, or our view as to whether the asset is similar to other SEC-designated real estate-related assets.

Mezzanine Loans

We intend for a portion of our investments to consist of real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or tier one mezzanine loans. We will treat our tier one mezzanine loans as qualifying assets when our subsidiary’s investment in the loan meets the criteria set forth in an SEC no-action letter, that is:

•	the loan is made specifically and exclusively for the financing of real estate;

•	the loan is underwritten based on the same considerations as a second mortgage and after our subsidiary performs a hands-on analysis of the property being financed;

•	our subsidiary as lender exercises ongoing control rights over the management of the underlying property;

•	our subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

•	the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and

•	our subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

Convertible Mortgages

A convertible mortgage is a mortgage loan coupled with an option to purchase the underlying real estate. Although the SEC staff has not taken a position with respect to convertible mortgages, we intend to treat a convertible mortgage as two assets: a mortgage and an option. We will value the mortgage as though the option did not exist and treat it as either a qualifying asset or a real estate-related asset according to the positions set forth above. We will assign the option an independent value and treat the option as a real estate-related asset.

Other Real Estate-Related Loans

We will treat the other real estate-related loans described in this prospectus, i.e., bridge loans, wraparound mortgage loans, construction loans and loans on leasehold interests, as qualifying assets if such loans are fully secured by real estate, which is consistent with SEC staff no-action letters. With respect to construction loans, we will treat only the amount outstanding at any given time as a qualifying asset if the value of the property securing the loan at that time exceeds the outstanding loan amount plus any amounts owed on loans senior or equal in priority to our construction loan.

Residential and Commercial Mortgage-Backed Securities

We will treat a residential or commercial mortgage-backed security as a qualifying asset if the certificate represents all of the beneficial interests in a pool of mortgages, referred to as a “whole pool” certificate, which position is consistent, we believe, with SEC no-action letters relating to certificates issued or guaranteed by government-sponsored agencies. We intend to treat a partial pool certificate as a real estate-related asset pursuant to an SEC staff report.

Joint Venture Interests

When measuring Section 3(c)(6) and Section 3(c)(5)(C) compliance, we will calculate asset values on an unconsolidated basis based on informal guidance from members of the SEC staff, which means that when assets are held through another 3(c)(5)(C) entity, we will treat the value of our interest in the entity as follows:

•	If we own less than a majority of the voting securities of the entity, then we will treat the value of our interest in the entity as a real estate-related asset if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets.

•	If we own a majority of the voting securities of the entity, then we will allocate the value of our interest in the entity among qualifying assets, real estate-related assets and miscellaneous assets in proportion to the entity’s ownership of qualifying assets, real estate-related assets and miscellaneous assets.

If we are the general partner or managing member of an entity, then (i) we will treat the value of our interest in the entity as in item 2 above if we are actively involved in the management and operation of the venture and our consent is required for all major decisions affecting the venture and (ii) we will treat the value of our interest in the entity as in item 1 above if we are not actively involved in the management and operation of the venture or our consent is not required for all major decisions affecting the venture.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

Prospectus Summary, page 1

7.	You disclosed that the estimated amount of maximum offering is $2.3 billion on page 10. However, the amount disclosed on page 79 is $1.5 billion. Please confirm which amount is correct and ensure it is consistent throughout the document. Also, please ensure that numbers that are calculated using this amount, such as acquisition and origination fees, are correct.

Response: The management compensation table included in the prospectus summary has been revised to reflect the same $1.5 billion primary maximum offering amount used on page 79. The $2.3 billion offering amount includes $800,000,000 initially allocated to the distribution reinvestment plan but which may be reallocated between the primary offering and the distribution reinvestment plan offering. The fees calculated in the tables exclude distribution reinvestment plan proceeds because shares sold pursuant to the distribution reinvestment plan are not subject to selling commissions, the dealer manager fee, the stockholder servicing fee and because distribution reinvestment plan proceeds are not expected to be used for acquisitions. As a result, the $1.5 billion primary maximum offering amount is more accurately used in the tables. We confirm that all fees are calculated using the $1.5 billion primary maximum offering amount.

8.	You disclose that the estimated annual distribution and stockholder servicing fee from sale of Class T common stock is $17.9 million. Please provide us with your calculation of this number.

Response: Since its Confidential Submission, the Company has revised the terms of the stockholder servicing fee. As revised, the terms of the stockholder servicing fee provide that the Company will generally pay an annual stockholder servicing fee of 1% of the purchase price per share of Class T common stock sold in the primary offering, and the stockholder servicing fee with respect to a Class T share will cease accruing upon the occurrence of any of the following events: (i) the date at which aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the primary offering in which the Class T share was sold, as calculated by the Company with the assistance of the dealer manager after the termination of the primary offering in which the Class T share was sold, (ii) with respect to a particular Class T share, on the fourth anniversary of the issuance of the share, (iii) a listing of the Company’s common stock on a national securities exchange, (iv) a merger or other extraordinary transaction, and (v) the date the Class T share associated with the stockholder servicing fee is no longer outstanding such as upon its redemption or dissolution of the Company.

In addition, since the Confidential Submission, the Company has reallocated the amount of Class A and Class T shares it expects to sell in the primary offering. The Company now expects to raise 15% of primary gross offering proceeds from the sale of Class A shares and 85% of primary gross offering proceeds from the sale of Class T shares. The Company has also changed the purchase prices for the shares and the stockholder servicing fee amount.

With these new terms and assuming a constant purchase price of $10.00 and assuming none of the Class T shares purchased were redeemed and no extraordinary transaction by the Company prior to the four year anniversary of the issuance of the Class T share in the primary offering, the Company expects to pay $51 million in stockholder servicing fees. Please note that this amount is based on the assumption that 4% of Class A shares sold in the primary offering will be sold through distribution channels that pay no selling commissions. Thus, the Company does not expect to pay $52,875,000 in selling commissions (which is the maximum amount in selling commissions the Company has estimated based on a 15/85 split between the proceeds from the sale of Class A and Class T shares) and does not expect all shares are sold at the highest possible commission, but rather the Company believes it will pay a lesser amount of $48,975,000 of selling commissions. Thus the Company does not expect the primary offering to reach the 10% limit on underwriting compensation prior to paying the servicing fee for all four years on each Class T share sold in the primary offering. Please note that each of the Company’s assumptions in estimating fees are disclosed in the prospectus.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

What is KBS Growth & Income REIT, Inc.?, page 1

9.	We note your statement to the effect that core properties “generally are lower risk, existing properties with at least 80% occupancy and minimal near-term lease rollover compared to enhanced return or opportunistic properties.” Please clarify what you mean by “enhanced return or opportunistic properties,” and why core properties are less risky in comparison.

Response: We have revised the disclosure as requested. Please see pages I, 7 and 11 of the prospectus filed with the Registration Statement.

What are the fees that you will pay to the advisor, its affiliates and your directors?, page 10

10.	We note that, in this section and through the document, you assume that 75% and 25% of shares sold in the primary offering are Class A and Class T, respectively. Please revise your disclosure to explain your basis for that assumption.

Response: As mentioned above, the Company has revised its assumptions regarding the sales volume of Class A and Class T shares in its offering. In the Registration Statement the Company has assumed an allocation of 15% and 85% of proceeds raised in the primary offering are from the sale of Class A and Class T shares, respectively. This assumption was made based on a review of the current multiclass offerings for other programs and the perceived demand in the market for a Class T share. To the extent the sales of Class A and Class T shares differ materially from the estimates provided in connection with this registration statement, the Company will update its use of proceeds table and management compensation tables to reflect any revised assumptions. We have revised the disclosure as requested to clarify the basis for the assumptions discussed herein. Please see the cover page, and pages 73 and 90 of the prospectus filed with the Registration Statement.

How will you use the proceeds raised in this offering?, page 17

11.	We note the table on page 18. On this page as well as in your ‘Estimated Use of Proceeds’ section, please revise to reflect the distribution and stockholder servicing fees in a footnote or otherwise.

Response: The disclosure has been revised as requested. Please see pages 21 and 73 of the prospectus filed with the Registration Statement.

Why are we offering two classes of our common stock and what are the differences among the classes?, page 19

12.	You state that the payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. Please revise to clarify, if true, that (i) the class-specific expenses to which you refer are the distribution and stockholder servicing fees and (ii) the only difference in the amounts of distributions being paid with respect to each class of shares is the distribution and stockholder servicing fees.

Response: The disclosure has been revised as requested. Please see page 23 of the prospectus filed with the Registration Statement.

13.	Please revise to state how long a holder of a Class T share should expect to pay the distribution and stockholder servicing fees and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

Response: The disclosure has been revised as requested. Please see pages 23-24 of the prospectus filed with the Registration Statement.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

14.	We note that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as whole for both Class A and Class T and then any differences in NAV attributable to each class will be determined. In addition, please briefly describe any causes for the differences in NAV for Class A shares and NAV for Class T shares.

Response: The disclosure has been revised as requested. Please see page 24 of the prospectus filed with the Registration Statement.

Estimated Use of Proceeds, page 64

15.	Please include a discussion of your plans if substantially less than the maximum proceeds are obtained. Refer to Item 504 of Regulation S-K.

Response: The disclosure has been revised as requested. Please note similar disclosure is also included as a risk factor on page 34 of the prospectus.

Management

The Advisory Agreement, page 74

16.	We note your disclosure that the termination fee payable in some circumstances under the advisory agreement will be determined based in part on “hypothetical liquidation proceeds as determined by an independent third party.” Please revise to include additional brief disclosure regarding how this independent third party will be selected and how any hypothetical liquidation proceeds will be calculated.

Response: The disclosure has been revised as requested. Please see page 85 of the prospectus filed with the Registration Statement.

Management Compensation, page 79

17.	In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to management fees, any subordinated participation and reimbursements.

Response: The Company commenced investment operations upon acquisition of its first property on August 12, 2015. As of June 30, 2015, no fees had been paid to the advisor and its affiliates. Once the Company is required to provide financial information for a quarter with operations (which will be the quarter ended September 30, 2015), the amount of fees paid to the advisor and amounts paid pursuant to management fees and any subordinated participation and reimbursements will be disclosed.

Conflicts of Interest

Allocation of Investment Opportunities, page 87

18.	We note that KBS Real Estate Investment Trust III, Inc. is currently in its offering stage, and that it “expects its primary investment focus to be core real estate properties similar to those in which we intend to invest.” We further note your disclosure that “[U]ntil KBS REIT III has fully invested the proceeds from its offering stage, and to the extent that an investment opportunity meets the cash flow requirements, operating needs, diversification goals and overall portfolio mix of KBS REIT III, we expect KBS Capital Advisors to direct the investment opportunity to KBS REIT III.” To the extent that you deem this to be a material risk, please revise the risk factor on page 34 and elsewhere, as appropriate, to address this specific risk.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

Response: We have included the following additional disclosure to address why the Company does not believe this to be a material risk: “However, while KBS REIT III is concluding its acquisition phase, our advisor does not believe it is likely we will be competing directly with KBS REIT III for investment opportunities because our advisor believes the initial investment opportunities appropriate for our portfolio will likely be in a price range of $35 million or less, while KBS REIT III will likely be considering investments at a purchase price in excess of $35 million based on its current portfolio composition and available cash for investment. KBS REIT III ceased offering shares in its primary initial public offering on May 29, 2015. Based upon current market conditions, we expect that KBS REIT III will have fully committed the proceeds from its initial public offering within six months of ceasing to offer shares to the public.”

Investment Objectives and Criteria, page 97

19.	We note your disclosure in this section and elsewhere that you intend to allocate approximately 65% to 100% of your portfolio to investments in core properties, and approximately 0% to 35% of our portfolio to real estate-related investments. Please revise to clarify whether there are any limitations on your ability to allocate more than 35% of your portfolio to real estate-related investments.

Response: We have revised the disclosure to clarify that there are no limitations on the Company’s ability to allocate more than 35% of the portfolio to real estate-related investments.

Prior Performance Summary, page 120

20.	Please cross-reference the prior performance tables or advise. Refer to Item 8.A.1 of Industry Guide 5.

Response: We respectfully note that within the program specific disclosure in the prior performance summary, the Company has referenced the most appropriate table for additional information. For example, for those programs such as KBS Legacy Partners Apartment REIT and KBS Strategic Opportunity REIT, which have closed offerings within the most recent three years, following the discussion of the gross offering proceeds raised by the program, the following disclosure is included, “See Table I under ‘Prior Performance Tables’ in this prospectus for more information regarding [name of program’s] initial public offering.” Similar disclosure is included with respect to the information in Tables II, III and IV. In addition to these cross references we have revised the introduction to the prior performance summary to state the following, “Additional information regarding the prior performance of KBS-sponsored public programs is included in the Prior Performance tables included in this supplement.”

21.	Please revise your disclosure to include any material adverse business developments or conditions experienced by KBS Strategic Opportunity REIT, or KBS Legacy Partners Apartment REIT, KBS REIT III, or KBS Strategic Opportunity REIT II, or advise.

Response: To date, the KBS-sponsored public programs noted above have not experienced material adverse business developments or conditions. Should this change, the prior performance summary disclosure will be updated as necessary.

Jennifer Gowetski, Esq.

U.S. Securities and Exchange Commission

October 16, 2015

Description of Shares

Share Redemption Program, page 171

22.	We note your disclosure that you will redeem shares on a “first in, first out” basis, provided that “any Class A Shares bought pursuant to our distribution reinvestment plan will be redeemed prior to any Class T Shares so long as the share to which the distribution reinvestment plan shares relate meet the one-year holding period.” Please explain to us the purpose of this restriction and revise to more specifically describe the impact of this restriction on shareholders.

Response: Since its initial filing, the Company has determined that purchases pursuant to its distribution reinvestment plan will be in the same class of shares as the shares for which such stockholder received the distributions that are being reinvested. In connection with this change, the noted restriction has been removed.

Item 36. Financial Statements and Exhibits, II-2

23.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

Response: We acknowledge the Staff’s comment and will file all required exhibits as promptly as possible. We are supplementally filing draft opinions herewith as EDGAR correspondence. Please see Exhibit A.

24.	We note that the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed forms as exhibits, they may not be subsequently incorporated by reference.

Response: We expect that any agreements that are final and executed prior to effectiveness will be filed as exhibits to the registration statement. This should include all agreements except the dealer manager agreement (which will be executed upon effectiveness). To the extent any agreements are not final and executed prior to effectiveness, we will file these agreements as exhibits to our next periodic report or post-effective amendments, or earlier as required under Item 601 of Regulation S-K. We acknowledge that any exhibits which are not final and executed may not be subsequently incorporated by reference.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

Laura K. Sirianni

LKS:chf

EXHIBIT A

Exhibit 5 Opinion

            , 2015

Board of Directors

KBS Growth & Income REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, CA 92660

Re:         Registration Statement on Form S-11

Ladies and Gentlemen:

We serve as counsel to KBS Growth & Income REIT, Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of the sale and issuance by the Company of up to $2.3 billion of shares (the “Shares”) of common stock, $0.01 par value per share, of the Company, pursuant to the Registration Statement on Form S-11 (No.                 ) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion letter is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinions hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.         The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the Act;

2.         The Company’s Second Articles of Amendment and Restatement and Articles Supplementary (collectively, the “Charter”), each as filed as an exhibit to the Registration Statement and as filed by the Company with the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.         The Second Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.         Resolutions adopted by the Board of Directors of the Company relating to the registration, sale and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

5.         A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6.         A certificate executed by Jeffrey K. Waldvogel, Chief Financial Officer of the Company, dated as of the date hereof; and

7.         Such other documents and matters we as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinions set forth below, we have assumed the following:

1.         Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.         Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.         Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.

4.         All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.         The final versions of all Documents reviewed by us in draft form will conform to such drafts in all respects material to the opinions expressed herein.

6.         None of the Shares will be issued or transferred in violation of Section 5.08 or Article VI of the Charter or any other restriction or limitation on transfer and ownership of shares of stock of the Company contained in the Charter.

7.         Upon the issuance of any of the Shares, the total number of Shares issued and outstanding will not exceed the total number of Shares that the Company is then authorized to issue under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.         The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.         The Shares have been duly authorized and, upon delivery of the Shares in the manner contemplated by the Resolutions, the Charter and the Registration Statement, will be validly issued, fully paid and nonassessable.

The foregoing opinions are limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinions expressed herein are subject to the effect of judicial decisions that may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion letter if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinions expressed herein after the date hereof.

This opinion letter is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of the name of our firm therein under the heading “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Exhibit 8 Opinion

            , 2015

Board of Directors

KBS Growth & Income REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, CA 92660

Re: Tax Opinion for REIT Status and Registration Statement on Form S-11/A (SEC File No.             )

Ladies and Gentlemen:

We have acted as counsel to KBS Growth & Income REIT, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) relating to the proposed offering of up to an aggregate of $2.3 billion in shares of Class A common stock and Class T common stock, $0.01 par value per share. This opinion letter is furnished at the request of the Company so that the Registration Statement may fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. ss. 229.601(b)(8).

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	the Registration Statement;

(2)	the Company’s Second Articles of Amendment and Restatement, and Articles Supplementary, each as filed as an exhibit to the Registration Statement (collectively, the “Charter”);

(3)	the Company’s Second Amended and Restated Bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”);

(4)	the Limited Partnership Agreement of KBS Growth & Income Limited Partnership (the “Operating Partnership”); and

(5)	such other documents as may have been presented to us by the Company from time to time.

In addition, we have relied upon the factual representations contained in the Company’s certificate, dated as of the date hereof, executed by a duly appointed officer of the Company, setting forth certain representations relating to the organization and present and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries.

For purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. In particular, we note that the Company may engage in transactions in connection with which we have not provided legal advice, and have not reviewed, and of which we may be unaware. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the assumption that the Company, the Operating Partnership and their respective subsidiaries (if any) will each be operated in the manner described in the Charter, the Bylaws, the Limited Partnership Agreement of the Operating Partnership, and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under Sections 856 through 860 of the Code (a “REIT”) depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that:

1.

the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s first taxable year ending December 31, 2015, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2015, and

2.

the discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct and complete in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under the Securities Act of 1933, as amended (the “Act”) pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R ss. 229.601(b)(8), and to the references to DLA Piper LLP (US) contained in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Very truly yours,